UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No.     )*

Zosano Pharma Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98979H103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 98979H103	Page 2 of 6

1	NAME OF REPORTING PERSONS BioMed Realty Trust, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,442,429 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,442,429 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,442,429 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.4% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Represents 545,447 shares held by BMV Direct SO LP and 1,896,982 shares held by BMV Direct SOTRS LP. BioMed Realty, L.P. (the “Partnership”) is the sole general partner of BMV Direct SO LP. The sole general partner of the Partnership is BioMed Realty Trust, Inc. (the “REIT”). The REIT has sole voting and dispositive power with respect to the shares directly held by BMV Direct SO LP. BioMed Realty Holdings, Inc. (“Holdings”) is the sole general partner of BMV Direct SOTRS LP. The sole shareholder of Holdings is the Partnership. The sole general partner of the Partnership is the REIT. The REIT has sole voting and dispositive power with respect to the shares directly held by BMV Direct SOTRS LP.
(2)	Based on 11,966,958 shares of common stock of Zosano Pharma Corporation outstanding as of November 5, 2015, as reported in Zosano Pharma Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2015.

SCHEDULE 13G

CUSIP No. 98979H103	Page 3 of 6

1	NAME OF REPORTING PERSONS BioMed Realty, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,442,429 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,442,429 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,442,429 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Represents 545,447 shares held by BMV Direct SO LP and 1,896,982 shares held by BMV Direct SOTRS LP. The Partnership is the sole general partner of BMV Direct SO LP. The sole general partner of the Partnership is the REIT. The REIT has sole voting and dispositive power with respect to the shares directly held by BMV Direct SO LP. Holdings is the sole general partner of BMV Direct SOTRS LP. The sole shareholder of Holdings is the Partnership. The sole general partner of the Partnership is the REIT. The REIT has sole voting and dispositive power with respect to the shares directly held by BMV Direct SOTRS LP.
(2)	Based on 11,966,958 shares of common stock of Zosano Pharma Corporation outstanding as of November 5, 2015, as reported in Zosano Pharma Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2015.

Item 1(a).	Name of Issuer:

Zosano Pharma Corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

34790 Ardentech Court, Fremont, California 94555.

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G is being filed by BioMed Realty Trust, Inc. and BioMed Realty, L.P. BioMed Realty Trust, Inc. is the sole general partner of BioMed Realty, L.P., its operating partnership subsidiary, and conducts substantially all of its business in or through BioMed Realty, L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

17190 Bernardo Center Drive, San Diego, California 92128.

Item 2(c).	Citizenship:

BioMed Realty Trust, Inc. is a Maryland corporation. BioMed Realty, L.P. is a Maryland limited partnership.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

98979H103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The information contained in Items 5 through 11 on the cover pages hereto (including the related footnotes) is incorporated herein by reference.

(a)	Amount beneficially owned: 2,442,429 shares

(b)	Percent of class: 20.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 2,442,429 shares

(iii)	Sole power to dispose or to direct the disposition of: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: 2,442,429 shares

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2016

BIOMED REALTY TRUST, INC.

By:	/s/ Greg N. Lubushkin
Name:	Greg N. Lubushkin
Title:	Chief Financial Officer

BIOMED REALTY, L.P.

By:	BIOMED REALTY TRUST, INC.,
its general partner

By:	/s/ Greg N. Lubushkin
Name:	Greg N. Lubushkin
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement.